Exhibit 99.1

During the Israel-Greece Conference Hosted by the Leading Financial Magazine- Calcalist, Inna Braverman, Founder and CEO of Eco Wave Power, Reveals Plans for a 1MW Project in Halki Island, Greece

AGII THEODORI, GREECE (June 2, 2022) – Yesterday, Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power Global AB (publ), a leader in the production of clean electricity from ocean and sea waves (Nasdaq: WAVE, Nasdaq First North: ECOWVE) (“Eco Wave Power” or the “Company”), presented Eco Wave Power’s innovative technology to an international collection of distinguished business leaders, senior government officials and investors at the annual Israel-Greece Conference, hosted by Calcalist in Isla Brown Corinthia hotel in Agii Theodori, Greece.

Ms. Braverman spoke during a session titled “Innovation for Good: Facing Global Solutions Through Tech Solutions” and detailed the advantages of wave energy. She also presented the Company’s newly planned project in the island of Halki in Greece.

She stated that “The Eco Wave Power technology is smart, simple and easy to implement. The only part of the system that is in the water are the floaters, which belong in the water, and all the expensive energy conversion equipment is located on land just like a regular power station. According to the forecasts, wave energy is expected to provide around 10% of all Europe’s electricity by 2050.”

She added that “Our commercialization plan includes our upcoming project in Israel, which is co-funded by the Israeli Energy Ministry, that recognized the Eco Wave Power technology as a pioneering technology, and EDF Renewables IL. We are also planning our first U.S. project on the AltaSea premises in the Port of Los Angeles, to be followed by commercial scale projects in Spain, Portugal and other locations in the Company’s 327.7 megawatts projects pipeline. I am also here to present our newest project in Greece, in Halki Island. Basically, the island wants to be 100% green and renewable, and it recently received a recognition for being the Sustainable Initiative of the Year for its admirable efforts. The island plans on combining 1 megawatt of solar energy, 1 megawatt of wind energy and 1 megawatt of wave energy and the EU program New Energy Solutions Optimized for Island (NESOI) is providing funding for Eco Wave Power’s feasibility study in the island that we expect to complete by the end of this year, which will enable the construction of the first ever grid-connected 1 megawatt wave energy array in Greece.”

After the presentation, Ms. Braverman also met with the Israeli Minister of Innovation, Science and Technology- Orit Farkash-Hacohen, and invited her for the official launch of the first soon to be grid connected wave energy project in Israel.

Also, in attendance at the Israel-Greece Conference was Mayor Angelos Fragakis of Halki. The Greek Island of Halki is rapidly becoming known as Greece’s “green island” – the first of several islands to be transformed by the Greek government as part of the “GR-Eco” project, which provides the islands with renewable energy sources, making them independent of the national grid. Halki Island currently has a solar power plant and electric vehicles, and Mayor Fragakis is looking to add wave power to the island’s growing collection of sustainable initiatives.

“Halki Island is constantly looking for new energy solutions,” said Mayor Fragakis. “Eco Wave Power’s use of wave technology is a prime example of why ‘GR-Eco’ was formed: to foster new technology that can help each island in Greece be self-sustained and help do our part in the global fight against climate change.”

Please see a link to Ms. Braverman’s full presentation in the following link (which does not form a part of this press release): https://m.calcalist.co.il/Article.aspx?guid=rkjdsbhu5

“Calcalist’s Israel-Greece Conference was an incredible experience and a wonderful opportunity to share with leaders from Israel and Greece the innovative opportunities available right here on our shores,” continued Ms. Braverman. “Being surrounded by innovative thought leaders and professionals who are constantly pushing the envelope of what is possible was inspiring, and after everything I heard during the conference, I am excited about the future of energy, the future of this part of the world and the future of our entire planet.”

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market. More info: www.ecowavepower.com

Vator Securities is the company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For additional investor/media inquiries, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Inquiries:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave is using forward-looking statements when it discusses the forecast that wave energy is expected to provide around 10% of all Europe’s electricity by 2050 and its upcoming projects in Israel, the United States and Greece. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, which is available on the on the SEC’s website, www.sec.gov.